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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No 13)

                          2002 Target Term Trust, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    902106103
                                 (CUSIP Number)

                           George W. Karpus, President
                          Karpus Management, Inc. d/b/a
                          Karpus Investment Management
                          14 Tobey Village Office Park
                            Pittsford, New York 14534
                                 (716) 586-4680

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                   May 6, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [x]

                               (Page 1 of 4 pages)

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CUSIP No.     402106103          SCHEDULE 13D                Page 2 of 4 Pages

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Karpus Management, Inc.
     d/b/a Karpus Investment Management
     I.D #16-1290558

2.   Check the Appropriate Box if a Member of a Group*        (a) / /
                                                              (b) /X/
3.   SEC Use Only

4.   Source of Funds*

     AF

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                               / /

6.   Citizenship or Place of Organization

     New York

                         7.   Sole Voting Power

                              618,750
Number of Shares
                         8.   Shared Voting Power
 Beneficially

 Owned by Each
                         9.   Sole Dispositive Power
Reporting Person
                              618,750
     With
                         10.  Shared Dispositive Power



11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     618,750

12.  Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*                                     / /

13.  Percent of Class Represented by Amount in Row (11)

     7.93%

14.  Type of Reporting Person*

     IA

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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ITEM 1       Security and Issuer
             Common Stock
             2002 Target Term Trust, Inc. ("TTR")
             1285 Avenue of the Americas
             New York, New York 10019

ITEM 2       Identity and Background
             a) Karpus Management, Inc. d/b/a/ Karpus Investment Management ("KIM")
                 George W. Karpus, President, Director, and controlling stockholder JoAnn VanDegriff, Vice President and Director, Sophie Karpus, Director
             b)  14 Tobey Village Office Park, Pittsford, New York  14534
             c) Principal business and occupation- Investment Management for individuals, pension and profit sharing plans, corporations, endowments, trusts and others, specializing in conservative asset management (i.e. fixed income investments ).
             d)  None of George W. Karpus, JoAnn VanDegriff, or Sophie
                 Karpus (the "Principals") or KIM has been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).
             e) During the last five years non-of the Principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, federal with respect to such laws.
             f)  Each of the Principals is a United States citizen.
                 KIM is a New York State corporation.

ITEM 3       Source and Amount of Funds or Other Considerations
             KIM, an independent investment advisor, has accumulated shares of TTR on behalf of Accounts that are managed by KIM ("the Accounts") under limited powers of attorney. All funds that have been utilized in making such purchases are from such Accounts.

ITEM 4       Purpose of Transaction
             KIM has purchased shares for investment purposes. Being primarily a conservative, fixed income manager, with a specialty focus in the closed-end fund sector, the profile of TTR (being a conservative investment grade fund) fit the investment guidelines for various Accounts.

ITEM 5       Interest in Securities of the Issuer
             a) As of the date of this Report, KIM owns 618,750 shares which represents 7.93% of the outstanding Shares. George
                 W. Karpus owns 1,500 shares purchased on December 13,1996 at a price of $13.625 per share. None of the other Principals or KIM presently own Shares.
             b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.
             c)  Open market purchases and sales for the last 60 days.

         There have been no disposition and no acquisitions, other than by such open market purchases and sales during such period.


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        DATE    SHARES   PRICE PER                DATE    SHARES    PRICE PER
                             SHARE                                      SHARE
      3/1/99      -300      14.187              4/1/99      1200      14.1875
      3/1/99     -1200       14.25              4/5/99      4100      14.1875
      3/3/99      -800      14.187              4/6/99      1400      14.1875
      3/4/99     -1700      14.187              4/8/99      2350        14.25
      3/5/99     -2200      14.187              4/9/99      -750        14.25
      3/8/99      -300      14.187              4/9/99      3400        14.25
     3/15/99      1000      14.187             4/15/99      -500      14.1875
     3/16/99      4000      14.187             4/15/99      3500      14.1875
     3/19/99      -200      14.187             4/16/99      1000      14.1875
     3/19/99      2500      14.187             4/19/99       300      14.1875
     3/22/99      2600      14.187             4/20/99      4700      14.1875
     3/23/99       200      14.187             4/21/99      -500        14.25
     3/24/99      4300      14.187             4/21/99      6200      14.1875
     3/25/99      3400      14.187             4/22/99      3000        14.25
     3/26/99      -250       14.25             4/22/99       100      14.1875
     3/26/99       500      14.187             4/23/99      3800      14.1875
     3/29/99     -1000       14.25             4/23/99     -2250        14.25
     3/29/99      -200      14.187             4/26/99       400      14.1875
     3/29/99      4500      14.187             4/27/99      4300      14.1875
     3/30/99      -750       14.25             4/28/99      7000      14.1875
     3/30/99      2300      14.187             4/29/99      2300      14.1875
     3/31/99       500      14.187             4/30/99       200      14.1875

* The 2250 shares from 04-23-99 were transferred out of our client's account.

ITEM 6 Contract, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.
           Except as described above, there are no contracts, arrangements understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of TTR securities.
ITEM 7     Materials to be Filed as Exhibits
           Not applicable.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             Karpus Management, Inc.


May 6, 1999                                  By: /s/ George W. Karpus
-----------                                     -------------------------------
   Date                                                    Signature
                                                  George W. Karpus, President
                                                -------------------------------
                                                          Name / Title